                                                                                         United States

                                                                       Securities and Exchange Commission

                                                                                 Washington, D.C. 20549

                                                                                           FORM SD

SPECIALIZED DISCLOSURE REPORT

Macy's, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-13536	13-3324058
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7 West Seventh Street Cincinnati, Ohio and 151 West 34th Street New York, New York	45202 10001
(Address of principal executive offices)	(Zip Code)

Dennis J. Broderick, Esq.
(513) 579-7000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: http:// www.macysinc.com/social-responsibility.

The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Information concerning tin, tantalum, tungsten or gold from recycled or scrap sources that may be contained in our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02  Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015.

              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Macy's, Inc.
(Registrant)
By: /s/ Dennis J. Broderick	May 31, 2016
Name: Dennis J. Broderick Title: Executive Vice President, General Counsel and Secretary

                                                                                          EXHIBIT INDEX

Exhibit	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015